Exhibit 6.15

January 21, 2016

Ms. Davie Mendelsohn

Dear Davie:

I would like to thank you for agreeing to support the Company’s cash conservation project while we raise additional capital in 2016 by agreeing to participate in the Company’s interim salary reduction program. By doing so, we increase our ability to complete the financing round while continuing to add new users and undertake the important projects for Myomo’s future.

As of January 1, 2016, your base salary compensation will be reduced to $5000 instead of the current $10,000 per month. When the Series C-1 financing is completed (currently expected by mid-year 2016) and provided you are an employee of the Company (you will be considered an employee unless you unilaterally terminate employment in the interim) on the date of the closing of the Series C-1 financing or if a change of control occurs prior to the closing, the Company will pay you a one-time special bonus equal to the difference between the original base salary rate of $10,000 and the reduced base salary rate times the number of months which have transpired. In addition, the Company will pay you any earned incentive compensation based on sales results during this same period.

Your status as a regular, full-time employee will not change as a result of the salary reduction program. Your employment at the Company will continue to be on an at-will basis. Similarly, the terms and conditions of your employment are subject to change at any time and nothing in this letter shall be construed as providing you with a contractual right to any pay rate.

To recognize your participation in this effort to preserve the Company’s cash resources, the Board of Directors awards you an additional 25,000 stock options which will completely vest as of June 30, 2016 or at the time of a change of control of the Company, whichever is earlier.

Davie, thank you for your support of the Company’s plans as we raise the capital needed to grow the business and achieve greater value for all shareholders.

Sincerely,

Paul R. Gudonis

Chief Executive Officer

Myomo, Inc. • One Broadway, 14th Floor • Cambridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333